SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                          THREE RIVERS FINANCIAL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    88562H107
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                                 (CUSIP Number)

                                                     with a copy to:
                                                     Robert G. Minion, Esq.
Jeffrey S. Halis                                     Lowenstein Sandler PC
10 East 50th Street                                  65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 588-9697                                       (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                   May 3, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 88562H107
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1)   Names of Reporting  Persons  I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                  Jeffrey S. Halis
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):  N/A

                        (a)              (b)

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e):
                                  Not Applicable

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6)  Citizenship or Place of Organization:  United States

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    Number of                             7)    Sole Voting Power:       52,930*
    Shares Beneficially                   --------------------------------------
    Owned by                              8)    Shared Voting Power:          0
    Each Reporting                        --------------------------------------
    Person   With:
                                          9)    Sole Dispositive Power:  52,930*
                                          --------------------------------------
                                          10)    Shared Dispositive Power:     0
                                          --------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                52,930*

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):

                             Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):

                6.7%*

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14)  Type of Reporting Person (See Instructions):  IA

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*34,460 shares (4.3%) of Three Rivers Financial Corp.  common stock are owned by
Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 13,850 shares (1.7%) of Three Rivers Financial Corp. common stock are owned by Tyndall
Institutional   Partners,   L.P.,  a  Delaware  limited  partnership   ("Tyndall
Institutional"). 4,620 shares (0.6%) of Three Rivers Financial Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership ("Madison"). Pursuant to the Agreement of Limited Partnership of each of Tyndall, Tyndall Institutional and Madison, Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall, Tyndall Institutional and Madison, respectively. Jeffrey S. Halis' interest in the shares set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall, Tyndall Institutional and Madison, respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.  Interest in Securities of the Issuer

          Based upon the information set forth in Three Rivers Financial Corp.'s 10-QSB dated December 31, 1998, as of February 12, 1999 there were issued and outstanding 792,734 shares of common stock of Three Rivers Financial Corp. As of May 3, 1999, Tyndall Partners, L.P. owned 34,460 of such shares, or 4.3% of those outstanding, Tyndall Institutional Partners, L.P. owned 13,850 of such shares, or 1.7% of those outstanding and Madison Avenue Partners, L.P. owned 4,620 of such shares, or 0.6% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Three Rivers Financial Corp. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P. The following table details the transactions by Tyndall Partners, L.P. in shares of common stock of Three Rivers Financial Corp. since the most recent filing of Schedule 13D Amendment No. 3 (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

         Date                        Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    May 3, 1999                        742                               $13.71
    May 3, 1999                     13,857                               $13.70

                     B. Tyndall Institutional Partners, L.P.

         Date                        Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    May 3, 1999                       13,700                            $13.70

                        C. Madison Avenue Partners, L.P.

         Date                        Quantity                            Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                                   May 5, 1999


                                                /s/ Jeffrey S. Halis
                                                    Jeffrey   S.   Halis,  as  a
                                                    general  partner   of   Halo
                                                    Capital Partners, L.P.,  the
                                                    general   partner of each of
                                                    Tyndall    Partners,   L.P.,
                                                    Tyndall        Institutional
                                                    Partners, L.P., and  Madison
                                                    Avenue Partners, L.P.


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).